UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-25601
Brocade Communications Systems, Inc.
(Exact name of registrant as specified in its charter)
1745 Technology Drive
San Jose, California 95110
(408) 333-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock Purchase Rights
(Titles of each class of securities covered by this Form)
Common Stock, $0.001 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date:           None
          Pursuant to the requirements of the Securities Exchange Act of 1934, Brocade Communications Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 23, 2007	By:	/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer and Vice President, Finance